UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of December 2012

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐            No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

February 18th, 2013	2

Portuguese

Date:	Tuesday, February 19, 2013 10:30 a.m. (RJ) – 08:30 a.m. (NY)

Access:	Phone: (5511) 3127-4971 Code: Oi Replay: (55 11) 3127-4999 Available until 02/26/2013 Code: 72412185

Webcast:	Click here

English

Date:	Tuesday, February 19, 2013 12:00 p.m. (RJ) – 10:00 a.m. (NY)

Access:	Phone: 1-877-317-6776(U.S.) 1-412-317-6776 (Brazil / other countries) Code: Oi Replay: 1-877-344-7529 (U.S.) 1-412-317-0088 (Brazil / other countries) Available until 02/26/2013 Code: 10024145

Webcast:	Click here

February 18th, 2013	3

Rio de Janeiro, February 18, 2013:Oi S.A. discloses today its results for the 4th quarter and year of 2012. This report includes consolidated financial and operating data for Oi S.A. and its direct and indirect subsidiaries as of December 31, 2012. In compliance with CVM instructions, the data is presented in accordance with the international financial reporting standards (IFRS).

Following approval of the corporate restructuring on February 27, 2012, the shareholders of Tele Norte Leste Participações S.A. (TNL), Coari Participações S.A. (Coari) and Telemar Norte Leste S.A. (TMAR) became shareholders of Oi S.A.; TNL’s and Coari’s shares were extinct and TMAR became a wholly-owned subsidiary of Oi S.A. Therefore, the earnings presented herein correspond to Oi S.A. (the remaining company and new name of Brasil Telecom S.A.) for the period ended December 31, 2012. However, in order to provide a clearer understanding of the Company’s performance, we have prepared pro forma consolidated earnings for the fourth quarter and fiscal year of 2011, which are equivalent to physical figures, revenue, costs and expenses (EBITDA), debt, investments and cash flow of TNL, as if the mergers had taken place on January 1, 2011.

February 18th, 2013	4

Successful execution of the Company’s strategy drives growth trend in annual net revenue

4Q12

•

For the second consecutive quarter, the Company posted a year-over-year increase in net revenue, rising to R$7.4 billion, mainly driven by: (i) the continuing expansion in the mobile customer base, with focus on the postpaid segment, (ii) resumed year-over-year growth in Residential revenue; and (iii) continued growth in revenue from the Business/Corporate segment.

•	Operational EBITDA of R$2.3 billion, up 3.5% quarter-on-quarter, with an additional R$200 million approximately in net result from non-current items (tower sales and etc.).

•	Revenue Generating Units (RGUs) increased 1.5% sequentially and 6.7% over 4Q11, totaling 74.3 million:

•

Residential: sequential expansion, as a result of the Company’s focus on the convergence of services, which offset industry-wide attrition trends in wireline and leveraged growth of broadband and pay TV.

•	Personal Mobility: continued improvement in customer mix, with growing participation of high-end customers.

•	Business / Corporate: sequential growth across all business lines.

2012

•

Net revenue totaled R$28.1 billion in 2012, up R$235 million from a year earlier and reversing the downward trend of recent years. This performance was driven by the significant increase in Personal Mobility revenue, together with slower attrition in the Residential segment.

•

EBITDA of R$8.8 billion, up 0.4% as compared to 2011. EBITDA margin closed the year at 31.3%, little changed from the 31.4% margin in 2011. Of this, R$8.6 billion were generated by core businesses and the remaining roughly R$200 million by non-core operations.

•	Investments in 2012 totaled R$6.6 billion, with the focus on wireline and mobile infrastructure expansion, as well as 4G license acquisition.

Consolidated Results

	4Q12	3Q12	4Q11	QoQ	YoY	2012	2011	YoY
Oi S.A. Pro-Forma
Revenue Generating Unit (‘000)	74,339	73,265	69,693	1.5%	6.7%	74,339	69,693	6.7%
Residential	18,337	18,189	17,810	0.8%	3.0%	18,337	17,810	3.0%
Personal Mobility	46,305	45,568	43,264	1.6%	7.0%	46,305	43,264	7.0%
Business / Corporate	8,971	8,782	7,848	2.2%	14.3%	8,971	7,848	14.3%
Public Telephones	727	726	771	0.1%	-5.7%	727	771	-5.7%

Net Revenue (R$ million)	7,390	7,041	6,958	5.0%	6.2%	28,142	27,907	0.8%
Residential	2,589	2,490	2,536	4.0%	2.1%	9,974	10,501	-5.0%
Personal Mobility	2,463	2,305	2,150	6.9%	14.6%	9,102	8,190	11.1%
Business / Corporate	2,195	2,134	2,112	2.9%	3.9%	8,510	8,470	0.5%
VAS and Others	143	112	159	27.7%	-10.1%	556	746	-25.5%
EBITDA (R$ million)	2,463	2,186	1,838	12.7%	34.0%	8,801	8,766	0.4%
EBITDA Margin (%)	33.3%	31.0%	26.4%	2.3 p.p.	6.9 p.p.	31.3%	31.4%	-0.1	p.p.
Net Earnings (R$ million)	113	315	-765	-64.1%	-114.8%	837	1,006	-16.8%

Net Debt (R$ million)	25,063	24,483	15,627	2.4%	60.4%	25,063	15,627	60.4%
Available Cash (R$ million)	7,808	6,905	14,092	13.1%	-44.6%	7,808	14,092	-44.6%
CAPEX (R$ million)	2,106	2,007	2,132	4.9%	-1.2%	6,564	3,090	112.4%

February 18th, 2013	5

Executive Summary 2012

Fourth quarter and full year 2012 results were in line with expectations and reflected the Company’s ability to execute effectively across its key business segments.

Revenue Generating Units (RGUs), a key measure of Oi’s operating strength, showed consistent growth throughout the year and increased both sequentially and year-over-year in the fourth quarter. As a result, the total revenue in the fourth quarter increased 6.2% compared with a year earlier, and was 5.0% greater than in the third quarter. Importantly, this performance reflects broad customer demand for Oi’s comprehensive service offerings in each of its end markets, as well as improvements in the Company’s operational performance.

In the Residential segment, the success of Oi’s bundled offerings, featuring triple-play and quadruple-play, led to year-over-year and sequential net revenue growth of 2.1% and 4.0%, respectively. Growth in postpaid plans drove the strong performance of Personal Mobility business unit, where revenues increased 14.6% from the fourth quarter of 2011 and were 6.9% above prior quarter levels. It is worth noting that, in the fourth quarter, Oi was the only mobile operator to gain significant market share in the postpaid market, demonstrating the appeal of its products and the strength of its brand. In the Business/Corporate segment, the Company achieved solid revenue growth of 3.9% year-on-year and 2.9% sequentially, largely due to the success of its wireline, mobile and broadband service offerings to both large corporations and Small and Medium Enterprises (SMEs).

The strong performance seen in the fourth quarter contributed to the solid results that Oi achieved for full year 2012. Total net revenue reached R$28.1 billion, while EBITDA was R$8.8 billion. The Company’s EBITDA margin was 31% for the year, reflecting the steady improvement that took place in 2012.

Looking ahead to 2013, the Company sees attractive opportunities to grow and consolidate market share, while ensuring the highest quality of service to its customers. Oi plans to continue to roll-out targeted marketing campaigns, upgrade its networks and enhance its offerings to serve the needs of its residential, mobile and business/corporate customers. At the same time, the Company will work to achieve further operational efficiencies that will lead to greater operating leverage.

Oi recognizes its commitment to all of its stakeholders to achieve sustainable growth through providing high quality services and pursuing innovation and best practices. These elements will continue to define Oi’s strategy in 2013 and beyond.

February 18th, 2013	6

2012 RGUs and financial results compared to the guidance

Residential RGUs: At the end of 2012, Oi had 19.1 million Residential RGUs, consisting of 12.5 million wirelines, 5.1 million broadband access points and 757 thousand pay TV clients, as well as 727 thousand public phones. Given the reduction in the attrition on the number of wirelines and the increase in broadband and pay TV, the Company registered a 3% variation comparing to the guidance.

Personal Mobility RGUs: Oi had 46.3 million RGUs at the end of 4Q12, comprising 39.8 million prepaid clients and 6.5 million in the postpaid segment. These figures came in around 500,000 higher than guidance, a result of higher channel capillarity, simplifying offerings, creating regional sales forces and subsidizing handsets for clients. Although this last initiative was important to attract new clients, the strong contribution from the other strategies meant there was no need to push for handset subsidies.

Metric	Guidance	2012 Result	Change
Revenue Generating Unit (RGU) - Million	74.9	74.3	-0.8%
Residential RGUs*	19.8	19.1	-3.5%
Personal Mobility RGUs	45.8	46.3	1.1%
Business / Corporate RGUs	9.3	9.0	-3.2%
Net Revenue – R$ Billion	28.9	28.1	-2.8%
Service Revenue	27.4	27.5	0.4%
Product Revenue	1.5	0.6	-60.0%
EBITDA – R$ Billion	8.75	8.8	0.6%
Investments (CAPEX) – R$ Billion	6.0	6.6	10.0%
Net Debt – R$ Billion	24.9	25.1	0.8%

*	Includes Public Telephones

Business / Corporate RGUs: At the end of 4Q12, Oi had 9 million RGUs in this segment, an increase of almost 15% from a year earlier. The initiatives implemented in this segment helped this figure to vary 3% in relation to guidance.

Net Revenue: The R$28.9 billion guidance for net revenues in 2012 comprised R$27.4 billion from services and R$1.5 billion from handsets. In services, Oi’s revenue was more than R$100 million over the guidance. In relation to handsets, the result was R$ 900 million below the Company’s budget. Nevertheless, it is important to note that this is positive news both from a market and financial standpoint, since Oi’s unique, high-quality services have helped it to attract clients and the need to increase handset subsidies has decreased, thanks to the successful simplification of offerings, the creation of regional sales forces and the greater capillarity of sales channels.

EBITDA: The Company’s EBITDA for 2012 was broadly in line with the guidance, due to the growth in revenues and successful cost management. This result was also impacted by non-core operations.

Capex: Investments totaled R$6.6 billion in 2012, over guidance mainly due to 4G license acquisition. This attests Company’s commitment to invest in increasing capillarity and network capacity, as well as improving service quality.

Net Debt: As of December 31, 2012, Oi’s net debt was approximately R$25 billion, in line with the guidance.

February 18th, 2013	7

According to Oi S.A.’s Policies of Disclosing Minutes and Material Facts and the Trading of the Companies Shares, which provides for the disclosure of Future Performance Projections (Guidance), and according to the best practices in corporate governance, the Company today publishes its operational and financial guidance for the fiscal year 2013. This forecast is based upon reasonable assumptions, subject to several factors, many of which are not and will not be under the Company’s control:

Metrics	2013
Revenue Generating Unit (RGU) - Million	Range from 75.0 to 76.5
Net Service Revenue – R$ Billion	Range from 28.0 to 29.0
EBITDA – R$ Billion	Range from 9.0 to 9.8
Investments (CAPEX) – R$ Billion	6.0
Net Debt / EBITDA	Less or equal to 3x

These parameters were based upon the premises below:

•	Foreign Exchange Rate: average USD of R$2.02 in 2013

•	Selic benchmark interest rate: average rate of 7.42% in 2013

The Company also stresses its commitment to maintaining its shareholder remuneration policy. The Board of Directors will propose the dividend payment of R$1 billion at the General Shareholders’ Meeting, corresponding to the results for fiscal year 2012, in addition to the amounts already paid in August 2012.

February 18th, 2013	8

Net Revenue:

Net revenue resumes year-over-year growth, demonstrating successful business strategy

Table 1 – Breakdown of Net Revenue

	Quarter					Year			%
R$ million	4Q12	3Q12	4Q11	QoQ	YoY	2012	2011	YoY	2012	2011
Residential	2,589	2,490	2,536	4.0%	2.1%	9,974	10,501	-5.0%	35.4%	37.6%
Personal Mobility	2,463	2,305	2,150	6.9%	14.6%	9,102	8,190	11.1%	32.3%	29.3%
Services	1,680	1,562	1,508	7.6%	11.4%	6,276	5,757	9.0%	22.3%	20.6%
Network Usage	587	608	628	-3.5%	-6.5%	2,337	2,398	-2.5%	8.3%	8.6%
Sales of handsets, sim cards and others	195	135	15	44.4%	1200.0%	489	36	1258.3%	1.7%	0.1%
Business / Corporate	2,195	2,134	2,112	2.9%	3.9%	8,510	8,470	0.5%	30.2%	30.3%
Other Services	143	112	159	27.7%	-10.1%	556	746	-25.5%	2.0%	2.7%
Public Phone	27	7	43	285.7%	-37.2%	79	194	-59.3%	0.3%	0.7%
Other	116	105	117	10.5%	-0.9%	476	552	-13.8%	1.7%	2.0%

Total Net Revenue	7,390	7,041	6,958	5.0%	6.2%	28,142	27,907	0.8%	100.0%	100.0%

Note: Results for 4Q11, FY12 and FY11 are proforma

In 4Q12, net revenue totaled R$7.4 billion, up R$349 million compared to 3Q12, and up R$432 million year-over-year. This is a result of the positive response to the Company’s triple-play and quadruple-play offerings—wireline, mobile, and pay TV services combined—and to its basic and advanced voice, data and IT services. Oirecorded quarterly growth in revenue for the third consecutive quarter in 4Q12, and posted two consecutive quarters of year-on-year revenue growth for the first time since 2Q10.

Net revenue totaled R$28.1 billion for the year, up by R$235 million when compared to 2011, reversing the downward trend of recent years. The 11.1% rise in revenue from the Personal Mobility segment, together with slower attrition in the Residential segment, were the key drivers of this performance.

February 18th, 2013	9

Residential

	4Q12	3Q12	4Q11	QoQ	YoY	2012	2011	YoY
Residencial
Net Revenue (R$ Million)	2,589	2,490	2,536	4.0%	2.1%	9,974	10,539	-5.4%
Revenue Generating Units (RGU)—(‘000)	18,337	18,189	17,810	0.8%	3.0%	18,337	17,810	3.0%
Fixed Line in Service	12,478	12,610	13,046	-1.0%	-4.4%	12,478	13,046	-4.4%
Fixed Broadband	5,102	4,975	4,412	2.6%	15.6%	5,102	4,412	15.6%
Pay TV	757	604	351	25.3%	115.7%	757	351	115.7%
ARPU Residential (R$)	69.2	65.8	64.8	5.2%	6.8%	69.2	65	6.2%

Note: Results for 4Q11, FY12 and FY11 are proforma

Resumed annual revenue growth in 4Q12 highlights succesful focus on convergence

Revenue from the Residential segment totaled R$2.6 billion in 4Q12, an increase of 4.0% quarter-over-quarter and of 2.1% compared to 4Q11, the first quarter of year-on-year revenue growth since 1Q11. This result is primarily due to the positive contribution of revenue from broadband and pay TV products, coupled with the significant wireline churn reduction. In order to bolster the loyalty of wireline customers, the Company has developed a comprehensive portfolio of offerings that led to residential ARPU of R$69.2 in 4Q12, 5.2% above 3Q12 levels.

In 2012, net revenue from the Residential segment amounted to R$10.0 billion, a decrease of 5.0% compared to 2011. It is worth noting that Oi posted sequential net revenue growth in three quarters of 2012, and that the annual decline was significantly smaller than the 12% decline seen in 2011 as compared to 2010, thus confirming the downward trend reversal in the residential revenue.

Annual result reaffirms residential RGU growth trend

Oi closed the year with 18,337 thousand RGUs in the Residential segment, an increase of 3.0% year-over-year, primarily driven by the consistent expansion of the broadband network (16%), rapid growth in pay TV (+116%) and a strong decline in wireline churn. This performance is a result of initiatives aimed at: (i) reducing churn through client retention (convergence, portfolio repositioning, and customer loyalty); and (ii) leveraging sales of residential products with a strong focus on channel expansion, advertising campaigns and investments in upgrading broadband speeds.

February 18th, 2013	10

Highlights of 2012 included the expansion of the pay TV base — which more than doubled in the period, making Oi third in market share by economic group —, continuous growth in the broadband market, and the introduction of IPTV and fiber products.

The main points impacting 4Q12 results were the following:

New services, loyalty, investments and expanded channels support annual broadband growth above 15%

Oi ended 4Q12 with 5,102 thousand broadband customers in the Residential segment, representing 127 thousand new customers in the quarter (+2.6%), and 690 thousand new customers in the year (+15.6%). This growth is in line with the Company’s strategy of increasing the number of products per home. The number of homes subscribing to Oi services that already have broadband increased 6.7 p.p., reaching 40.4% of the base by the end of 2012.

This result was primarily due to (i) investments in network expansion and quality, with a consequent upgrade in base speeds; (ii) repositioning of the Oi Velox product and offerings in certain markets; (iii) channel expansion, both for door-to-door sales and store sales; and (iv) customer loyalty initiatives such as plans that offer a monthly discount if the client stays with the plan for twelve months.

During the year, the customer loyalty base practically doubled, from nearly 30% of the overall customer base to 60% by the end of 4Q12. This increase is due to both the addition of new customers in the loyalty programs, and to the migration of existing customers. The purpose of this initiative is to reduce churn and so maintain high levels of growth.

One of the results of this strategy was that in 2012, Oi recorded high rates of annual growth in the residential broadband segment — higher than 15% in each quarter — showing consistently strong performance.

February 18th, 2013	11

Continued increase of average speed reflects investments in the network and upgrade iniciatives

Throughout 2012, Oi invested in expanding broadband availability with higher speeds for residential customers and strengthened its upgrade and base protection initiatives.

The percentage of customers with speeds of 5 Mb or more recorded a sequential evolution during the year, even after the overall residential broadband customer base increased significantly. In 4Q12, this customer base grew 2 p.p., totaling 31% of the total base. Of customers with speeds of 5 Mb or more, 45% have speeds above 10 Mb.

Repositioning of Oi TV with new channels, Pay Per View packages and HD content brings significant growth in pay TV subscriptions

The expansion of the Pay TV segment is one of the elements of the Company’s strategy, and its purpose is to increase the number of products per home, thus enabling a higher customer retention and loyalty capacity and a sustainable growth of residential ARPU. The Pay TV segment recorded another quarter of strong growth, adding 153 thousand customers in the quarter (+25.3%) and 406 thousand in the year (+115.7%) to 757 thousand customers, steadily growing in 2012. Homes with subscriptions to Oi products that already have pay TV also saw major improvement, up 3.3 p.p. to 6.0% at the close of 2012.

February 18th, 2013	12

Oi also maintained the attractive positioning of its special offers. One promotion that stood out in the period was the introduction of the most comprehensive entry package in the market, for R$39.90. This product was advertised together with Oi Velox, and the bundle of the two products will be offered at a promotional rate of R$69.80 until February 2013.

In addition to speeding up the growth of Oi TV Mais HD’s customer base, another positive result was the increase in profitability of pay TV packages. In 4Q12, the share of packages with movie channels (Telecine and HBO) in overall sales went up by nearly 70% compared to the previous quarter. This shows the success both in increasing Oi TV RGUs and the strategy of increasing profitability among the existing customer base by upselling.

With the accelerated growth of the operation, Oi has already become the third largest player in pay TV net additions, posting an incremental market share of 18.4% in 4Q12. Excluding São Paulo, where Oi does not offer this service, this percentage would be 25.4%. These results confirm the success of Oi’s strategy: offering HD channels starting with entry packages, at competitive rates, combined with broadband, mobile, and wireline products.

Convergence and retention initiatives reduce wireline attrition by almost 50%

Oi’s initiatives in the residential segment in 2012 were driven by the convergence strategy. In addition to bundling pay TV and broadband with the wireline product, reducing its churn, Oi has repositioned its portfolio to focus on service packages with unlimited calls. This strategy makes wirelines more attractive for new customers, and, at the same time, promotes the loyalty of existing customers.

Oi closed 4Q12 with 12,478 thousand Residential wireline customers, down 1.0% compared to 3Q12 and 4.4% year-over-year. This result represents a significant deceleration in the year-over-year decrease in RGUs for this product. In 2012, net disconnections totaled 568 thousand, compared to 1,115 thousand in 2011, a decrease of nearly 50%. For comparison purposes, in 4Q11, this reduction was of 1.7% compared to previous quarter, and of 7.9% in the year.

This result was primarily due to: (i) the repositioning of the portfolio (convergence and flat-fee subscriptions); (ii) the increased reach of the door-to-door channel; and (iii) more advertising campaigns during the year.

The portfolio’s highlight in 2012 was the Oi Fixo Ilimitado + Pré Ilimitado (Unlimited Wireline + Unlimited Prepaid) plan, introduced in March 2012, which addresses consumer preferences for using wireline and mobile telephones at their own convenience. This plan greatly contributed to sales during the year, with strong promotion campaigns, resulting in an increase in the share of unlimited plans in Oi’s plan mix. It is worth noting that a customer with a convergent portfolio has on average a 20% lower churn than a fixed line client (1P).

February 18th, 2013	13

The Oi Fixo Ilimitado + Pré Ilimitado plan will be sold for R$29.90 per month until February 2013. The plan includes unlimited local calls to other Oi wirelines, and local calls to Oi mobile numbers (VC1) at a wireline-to-wireline rate. On the mobile side, customers get unlimited bonus for local calls to any Oi mobile or wireline.

As part of the expansion of its convergent Voz Total portfolio, Oi introduced an unprecedented plan in Rio de Janeiro State in November, similar to the Fixo Ilimitado + Pré Ilimitado, but including free local calls from public telephones (TUP) to Oi wirelines at R$29.90 per month until February 2013. After launching this service, TUP traffic more than doubled. Additionally, the product creates loyalty among prepaid customers and expands the concept of community by promoting wireline-to-mobile convergence.

Launch of innovative Fiber-to-the-home (FTTH) product

In keeping with Oi’s track record of innovation in introducing products and business models, the Company has been investing to take fiber optic lines to its customers’ homes, providing access to several services such as super-high speed internet connection and IPTV (pay TV via internet protocol).

IPTV and ultra-broadband plans of up to 200 Mbps were introduced in December 2012. IPTV is a cutting-edge solution that offers greater channel surfing speeds and allows customers to record any video to watch later in any room of the house, going “back in time” and watching a show that has already aired, sharing content on social networks, among other features. Oi’s IPTV customers will also have access to programs on TV, on tablets and smartphones, and will be able to connect up to five stations with basic channels for free. This service is currently available in certain neighborhoods in Rio de Janeiro.

The initial offer is an entry package with three products (3P), including TV Mais HD (90 channels), 100 Mbps internet, and the Oi Fixo wireline plan, for R$199.80. The top offer in this portfolio is a package including TV Mega HD (121 channels), 200 Mbps internet, and the Oi Fixo wireline plan, for R$239.90.

Consistent ARPU expansion reflects successful execution of convergent residential product strategy

Thanks to continued emphasis on growing the base of homes with more than one product (1P), Oi ended 4Q12 with more than 1P in 53% of its total residential customer base, representing 6,744 thousand out of 12,629

February 18th, 2013	14

Thousand homes. Compared to 4Q11, this figure was up 6.8 p.p. This increase is due to the Company’s commitment to leverage convergence through broadband (fixed and mobile) and pay TV services, segments for which the new “Equal” campaign with a convergent concept (Oi Internet Total + Oi TV HD) brought increased demand for 3P packages, addressing the market coming from other players (winback).

Residential ARPU

Residential ARPU is calculated by dividing the segment’s total revenue by the average number of homes served by Oi. This revenue comes from wireline services, fixed broadband and pay TV.

In line with the Company’s strategy for the Residential segment, which aims at leveraging ARPU through bundling residential services, ARPU totaled R$69.2 in 4Q12, an increase of 5.2% compared to 3Q12 and 6.8% year-over-year. This trend can be seen in the increased share of homes with more than one product, driven by: (i) increased pay TV sales; (ii) maintenance of the expansion in fixed broadband services; (iii) reduced disconnection levels in the wireline base; and (iv) aggressive upselling strategy of Oi products in the household.

Strengthening sales channels supported implementation of the business plan

Sales channels, an important element of Oi’s strategy, have improved and expanded throughout the year, both in Company-owned stores (187 units in Dec/12 versus 60 in Dec/11) and door-to-door sales (around 6,700 by the end of 2012 versus around 4,100 in 2011). This has resulted in increased sales of wireline, broadband and TV plans, as well as of bundled services. Also, the beginning of sales of residential products at the Company’s stores (owned and franchised) contributed to the positive results in 2012.

February 18th, 2013	15

Personal Mobility

	4Q12	3Q12	4Q11	QoQ	YoY	2012	2011	YoY
Personal Mobility
Net Revenue (R$ Million)	2,463	2,305	2,150	6.9%	14.6%	9,102	8,189	11.1%
Services	1,680	1,562	1,508	7.6%	11.4%	6,276	5,755	9.1%
Network Usage	587	608	628	-3.5%	-6.5%	2,337	2,398	-2.5%
Sales of handsets, sim cards and others	195	135	15	44.4%	1200.0%489		36	1258.3%
Revenue Generating Units (RGU)—(‘000)	46,305	45,568	43,264	1.6%	7.0%	46,305	43,264	7.0%
Pre-Paid Plans	39,832	39,483	37,978	0.9%	4.9%	39,832	37,978	4.9%
Post-Paid Plans	6,472	6,085	5,285	6.4%	22.5%	6,472	5,285	22.5%

Note: (1) Results for 4Q11, FY12 and FY11 are proforma

   (2) Postpaid plans include: High value postpaid plans; Oi Controle; convergent mobile terminals (Oi Conta Total and Oi Internet Total), and 3G (mini-modem).

Focus on high-end customers improves profile and drives revenue growth

During the year, Oi executed a number of commercial and operational initiatives related to its strategy focused on the high-end segment and increased penetration of data services and value added services (VAS) in its customer base. The successful execution of this strategy resulted in a year of strong growth in the postpaid segment, reflected in the improvement in the revenue profile (lower dependence on revenue from prepaid and interconnection services, and higher contribution from postpaid, data services and VAS). Below are the major components of revenue:

In the 4Q12, net revenue from Personal Mobility totaled R$2.5 billion, up R$158 million (+6.9%) compared to 3Q12, and up R$313 million (+14.6%) year-over-year.

Revenue from services amounted to R$1.7 billion in 4Q12, up 7.6% compared to 3Q12 and 11.4% year-over-year. This result was primarily driven by: (i) higher revenue from subscriptions due to the growth in the postpaid customer base; (ii) higher revenue from traffic in the prepaid customer base; and (iii) higher revenue from data and SMS services.

Net revenue from the sales of handsets reached R$195 million, an increase of R$60 million compared to 3Q12 and of R$180 million compared to 4Q11. The quarterly comparison reflects the seasonal effect of year-end sales, while the annual comparison reflects the beginning of handset sales in 2012.

As a result from all the movements mentioned above, revenue from Personal Mobility amounted to R$9.1 billion in 2012, up 11.1% year-over-year.

Consistent, profitable growth in customer base in 2012

Oi closed 4Q12 with a gross addition of 6.5 million users in Personal Mobility, an increase of 8.9% compared to 3Q12. Disconnections reached 5.7 million users in the quarter, resulting in the net addition of 737 thousand users in the period, of which 387 thousand are postpaid customers. With that result, Oi closed the year with 46,305

February 18th, 2013	16

thousand RGUs in the Personal Mobility segment, an increase of 7.0% year-over-year, driven by a strong expansion in the postpaid segment, which gained 22.5% in the period. Net additions in Personal Mobility reached 3,041 thousand in 2012, with 1,187 thousand postpaid and 1,854 thousand prepaid customers.

Postpaid

With net addition of 387 thousand postpaid customers, Oi ended 4Q12 with 6,472 thousand customers in the segment, representing 14.0% of the Personal Mobility portfolio (compared with 12.2% in 4Q11). A total of 1,187 thousand postpaid customers were added in 2012, more than three times the number of postpaid customers added in 2011. This result was driven by a significant increase in gross additions (due to the remodeling of the offers and increased channel reach), and a reduction in churn (due to proactive approach in choosing the best plans for the customers based on analysis of the consumer’s profile and loyalty).

The simplified postpaid plans launched in 2012 allowed for better communication by the sales force as well as improved customer understanding of the product. The key plans in this portfolio are: (i) Oi Conta, including unlimited local calls (to Oi numbers and wirelines of any carrier), mobile internet, SMS messages, and Oi WiFi; and (ii) Oi Smartphone, including the services above and the discount for postpaid customers to purchase handsets.

For customers looking for a bundled telecommunications services solution, Oi offers the Oi Conta Total (OCT) plans, which include wireline, mobile, and broadband services, and the option to buy additional services like Oi TV, Oi Velox 3G and unlimited SMS messages, unlimited long-distance calls and unlimited mobile internet. In 4Q12, even with significant gross additions in the postpaid segment, OCT accounted for more than 40% of sales, becoming a key product for Oi to leverage its convergence advantage in the market.

Postpaid grows more than 20% in 2012

The high-value postpaid and OCT plans continued to record strong growth in the quarter, with an increase in net additions for the second consecutive quarter. It is important to note that nearly 100% of the postpaid plans sold are loyalty plans. In 1Q12, that figure was 20%.

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Note: Postpaid high value and OCT include plans from Oi Conta 60, Oi Smartphone 60, Oi Familia 300, OCT Light and OCT Light Smartphone.

Prepaid

The Prepaid base totaled 39,832 thousand customers by the end of 4Q12, practically unchanged from 3Q12. The gross recharge volume continues to grow consistently in line with the customer base, the result of a growth strategy that focuses on profitability.

Consistent, profitable growth of customer base confirms success in executing the strategy

The most significant offer in 4Q12 was the daily bonus. The service offers the same value of or twice as much as the recharge amount (depending on the region) as bonus every day, making the communication more transparent and positioning itself more attractively in the prepaid market. Clients can use the bonus to make local or long-distance calls to Oi mobile or Oi wireline numbers, and to send SMS messages to any carrier.

Prepaid customer data consumption, both mobile and SMS, saw a major increase in 4Q12. The average number of SMS messages sent by users increased nearly 30% year-over-year. This increase reflects the following factors: (i) the strategy of offering SMS as a bonus for prepaid plans; and (ii) the strong increase in the sale of SMS and mobile data packages to supplement the offer to both prepaid and postpaid customers.

Other important drivers of growth in the prepaid segment were the stronger presence in Brazilian retail stores (large retail chains), and the increased coverage of points-of-sale that sell recharges and SIM cards, translating into greater convenience for the customer.

February 18th, 2013	18

In order to expand the share of data services in the Personal Mobility segment, in November Oi launched a prepaid mobile internet plan for use on tablets and computers. There are four plans available (daily, weekly, and monthly, with two different data usage limits), and by acquiring the 500 Mb package, customers also have free access to the Oi WiFi network. The strategy behind this offer is to position Oi with a product targeting casual mobile internet users who do not want to pay a postpaid monthly subscription fee.

Sales channels and 3G coverage

Opening and expanding Company-owned stores — which is part of the initiative to strengthen Oi’s presence in the high-end segment — were key to: (i) providing first-class customer care to high-end customers, increasing the Company’s footprint in the market; (ii) sustaining the Company’s return to the handset market; and (iii) serving as a model for operational management, commissioning policy and standardization of franchised stores. Oi ended 2012 with 187 Company-owned stores, more than three times the number recorded in December 2011.

Another strategic initiative for the high-end segment is the expansion of the 3G coverage. Focusing on the growth of the postpaid segment and on an increased penetration for data services and VAS in its base, Oi closed the year with a presence in 692 municipalities, covering 73% of Brazil’s urban population, an increase of more than 420 municipalities and 30 million people in the year. This allowed for significant growth in revenue from mobile data and VAS services, which in 2012 reached 14.9% of service revenue, up 4.1 p.p. over 2011.

Overall Mobile Base

Postpaid market share growth best in industry in 2012

At the end of 2012, the mobile customers base (Personal Mobility + Business/Corporate) reached 49,259 thousand users, out of which 46,305 thousand were Personal Mobility users and 2,955 thousand were Business/Corporate users. Gross additions totaled 6.8 million users, and total net additions reached 861 thousand users in the fourth quarter of 2012.

Oi’s strong growth in the postpaid segment seen throughout 2012 was maintained in the fourth quarter. The company has continued to focus on growing in the high-end market by seeking the fair-share in the postpaid segment, sustained by increased channel reach, simpler plans, handset discounts, and more advertising campaigns. In 4Q12, Oi was the carrier with the largest market share gain in the postpaid market, recording growth of 2.8 percentage points. Oi closed December 2012 with a 16.3% postpaid mix, significant growth compared to 12.5% by the end of 2011.

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Source: Anatel

Source: Anatel

Mobile ARPU

Mobile ARPU considers the total revenue from the mobile division (Personal Mobility + Business/Corporate) as if it was a separate company, which means it includes the revenue from the traffic between the mobile and wireline divisions (intercompany). Following the same logic, revenue from mobile long-distance calls (SMP) in the STFC license (fixed voice concession) is not included in that calculation. The amount is then divided by the average base to calculate the mobile ARPU.

The mobile ARPU totaled R$21.5 in 4Q12, down 3.2% compared to the previous quarter. The sequential variation is explained by Oi’s successful challenges of mobile interconnection rates in the previous quarter.

Business / Corporate

	4Q12	3Q12	4Q11	QoQ	YoY	2012	2011	YoY
Business / Corporate
Net Revenue (R$ Million)	2,195	2,134	2,112	2.9%	3.9%	8,510	8,470	0.5%
Revenue Generating Units (RGU)—(‘000)	8,971	8,782	7,848	2.2%	14.3%	8,971	7,848	14.3%
Fixed Line in Service	5,422	5,371	5,083	0.9%	6.7%	5,422	5,083	6.7%
Fixed Broadband	594	581	523	2.2%	13.6%	594	523	13.6%
Mobile	2,955	2,830	2,242	4.4%	31.8%	2,955	2,242	31.8%

Note: Results for 4Q11, FY12 and FY11 are proforma

February 18th, 2013	20

Repositioning of the Business/Corporate segment leverages customer base

Net revenues in the Business/Corporate segment were R$2.2 billion, an increase of 2.9% over 3Q12 and of 3.9% compared to 4Q11 levels. The performance for the quarter resulted from increased revenues from subscriptions and advanced voice services (digital trunking) in wireline, as well as growth in the postpaid base and greater revenues from mobile data, data communications and IT services.

Revenue totaled R$8.5 billion for the year, up R$40 million compared to 2011. That result is due mainly to the increase in revenue from data services in both the mobile and wireline segments, which offset the decrease in wireline traffic.

Regarding its operating performance, Oi ended 4Q12 with 8,971 thousand RGUs, an increase of 2.2% compared to 3Q12. The highlights were Business broadband, advanced voice, postpaid and mobile internet in both segments. Compared to 4Q11, the increase reached 14.3%, with growth in all lines.

Business

The highlights in Oi’s Business segment, which serves SMEs, in 4Q12 were the following: (i) growth in the wireline base (voice and data); (ii) higher profitability and lower churn in the mobile voice segment; and (iii) increased penetration of the mobile internet product.

The initiatives for the quarter in the wireline segment focused on reducing churn and increasing the profitability of the base. RGUs continued to grow, increasing 1.5% in 4Q12 compared to the previous quarter and 6.5% compared to 4Q11, consolidating the reversal of the decrease in the base seen until 2011. On the broadband front, the RGU uptrend was maintained, with total units rising 2.5% in the quarter and 17.2% in the year.

In the wireline data market, continued improvements in the sale and delivery processes, in addition to investments in network facilities and equipment, sustained the growth in sales and reduced the cancellation of circuits. The IP service grew 6.4% in the quarter and 38% in the year. This was the fourth consecutive quarter with a strong increase in new connections of data circuits, impacted by investments in the formation of a dedicated sales force and training programs.

It is important to mention the development of partnerships with large hardware suppliers and technology integrators, which provides a greater presence with synergic, high value solutions on offer to clients.

In the mobile market, Oi’s customer base grew more than 70% in mobile internet, while the mobile voice customer base expanded almost 20% in the period. Several initiatives to increase profitability were carried out, such as adjusting the sales policy, credit filters and offers.

At the end of 4Q12, Oi introduced Oi Smart Cloud in the Business segment, a cloud computing product already offered to the Corporate market. This reinforces the Company’s strategy of being increasingly present throughout its customers’ IT and telecom services chain.

Corporate

In the Corporate segment, which targets large corporations, Oi continued with its strategy of supporting customers on leveraging their revenues and rationalize their costs through the innovative use of technology.

Operating highlights in 4Q12 were in postpaid (16.4% growth in the quarter and 69.7% in the year) and digital wireline trunks (7.1% growth in the quarter and 40.0% in the year). In addition, the development of other services like VPN networking and IP internet access positively contributed to this segment’s performance.

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One important development was the IT and telecom service agreement executed with Arena Castelão (host of the FIFA Confederations Cup and of World Cup in Fortaleza, Ceará State). Oi is bringing the best technology available in the market to Arena Castelão, including telecom (local networks and telephone systems) and local infrastructure implementation and management (CCTV, digital signage and access control, among others). With this, Oi is the first carrier to offer this type of service in soccer stadiums in Brazil.

Another highlight is the beginning of the implementation of the PE Conectado project to the Pernambuco State government, a world-class benchmark of services convergence in a single platform, which is unprecedented in the public sector. This project provides for expanded data services (internet capacity and dedicated drops), telephone (wireline, mobile and toll-free), and complementary services (urban and building video monitoring, among others).

In December, Oi was recognized by Frost & Sullivan as offering the most innovative IT and Communications product portfolio among Brazilian carriers. The highlights of that portfolio are Oi Smart Cloud and Oi Gestão, introduced in 1Q12 and 2Q12, respectively.

February 18th, 2013	22

Operating Costs and Expenses

Efficient cost and expense management ensures below-inflation increases in expenditure

Table 2 – Breakdown of Operating Costs and Expenses

Item—R$ million	4Q12	3Q12	4Q11	QoQ	YoY	2012	2011	YoY
Operating Expenses
Interconnection	1,125	1,059	1,157	6.2%	-2.8%	4,414	4,651	-5.1%
Personnel	536	483	537	11.0%	-0.2%	2,016	1,884	7.0%
Materials	46	51	65	-9.8%	-29.2%	156	191	-18.3%
Handset Costs/Other (COGS)	207	121	84	71.1%	146.4%	542	232	133.6%
Third-Party Services	2,202	2,161	2,048	1.9%	7.5%	8,236	7,607	8.3%
Marketing	108	108	161	0.0%	-32.9%	475	559	-15.0%
Rent and Insurance	437	477	443	-8.4%	-1.4%	1,813	1,658	9.3%
Provision for Bad Debts	157	75	163	109.3%	-3.7%	595	826	-28.0%
Other Operating Expenses (Revenue), Net	109	320	462	-65.9%	-76.4%	1,092	1,532	-28.7%

TOTAL	4,927	4,855	5,120	1.5%	-3.8%	19,340	19,141	1.0%

Note: Results for 4Q11, FY12 and FY11 are proforma.

Operating costs and expenses totaled R$4.9 billion in 4Q12 and R$19.3 billion in 2012.

Interconnection

Interconnection costs amounted to R$1.1 billion in 4Q12, up 6.2% over 3Q12 but down 2.8% over the previous year. This quarterly increase is due to lower interconnection costs in 3Q12, due to gains from challenges to mobile interconnection rates in that period. The year-over-year decline is related to the reduction in the mobile termination rate (MTR). In 2012, costs totaled R$4.4 billion, 5.1% less than in 2011, mainly related to the fall in the MTR.

Personnel

Personnel expenses were R$536 million in 4Q12, 11.0% higher than in 3Q12 and stable year-over-year. The quarter-over-quarter rise is due to the addition of staff members mainly related to Company-owned stores and new hires at Oi’s external network maintenance company.

In 2012, personnel expenses totaled R$2.0 billion, growing 7.0% over 2011, driven by the increase in Company-owned commercial channels (stores and door-to-door), the creation of the regional offices and increased staff at Oi’s external network maintenance company.

SMP Handset Costs and Others (COGS)

SMP handset costs and others (COGS) amounted to R$207 million in 4Q12, up R$86 million over 3Q12 and R$123 million over the same quarter of the previous year. The sequential increase was due to the high seasonal sales volume in 4Q12, particularly during Christmas, while the year-over-year rise was due to Oi’s return to the handset market, in line with its strategy of focusing on high-end customers.

SMP handset costs and COGS closed the year at R$542 million, up R$310 million over 2011, primarily due to the resumption of handset sales in 2012.

February 18th, 2013	23

Third Party Services

In 4Q12, third party service costs were R$2.2 billion, growing 1.9% and 7.5% quarter-over-quarter and year-over-year, respectively. These results were chiefly driven by: (i) better sales and higher commission expenses; (ii) greater logistics expenses related to handset sales; and (iii) increased content (channels) cost for pay TV. Compared to the previous year, there was also an increase in consulting expenses.

In 2012, expenses with third party services totaled R$8.2 billion, an increase of 8.3% over 2011. This is mainly due to higher spending on facility upkeep, commission and selling expenses, and increased content hired for pay TV.

Provisions for Bad Debt

The provisions for bad debt increased R$82 million quarter-over-quarter and R$7 million year-over-year to R$157 million in 4Q12. In 3Q12, there was an effort concentrated on the Business/Corporate markets to anticipating changes in municipal governments after the elections, which significantly reduced expenses in that period. Bad Debt represented 2.1% of net revenues in 4Q12 (1.1% in 3Q12 and 2.3% in 4Q11).

In 2012, provisions for bad debt reached R$595 million, a 28.0% reduction as compared to 2011, chiefly due to more efficient collection methods, especially in the Business/Corporate segment.

Other Operating Expenses (Revenue)

Other Net Operating Expenses totaled R$109 million in 4Q12. This expense line was positively influenced by the sale of the subsidiary that owned approximately 1,200 mobile, non-reversible towers. The total amount involved in the transaction, and already received by the Company, was R$516 million. The result seen in the P&L is the proceeds of the sale deducted of its book value and of taxes. This operation is in line with Oi’s strategy in monetizing non-strategic assets, generating resources to be invested on the Company’s core businesses.

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Other Items

EBITDA

EBITDA remains stable in 2012 with the positive impact of consistent revenue growth and efficient cost and expenses management

Table 3 – EBITDA and EBITDA Margin

	4Q12	3Q12	4Q11	QoQ		YoY		2012	2011	YoY
Oi S.A. Pro-Forma

EBITDA (R$ Mn)	2,463	2,186	1,838	12.7%		34.0%		8,801	8,766	0.4%
EBITDA Margin (%)	33.3%	31.0%	26.4%	2.3 p.	p.	6.9 p.	p.	31.3%	31.4%	-0.1 p.	p.

	4Q12	3Q12	4Q11	QoQ		YoY		2012	2011	YoY
Oi S.A. Consolidated

EBITDA (R$ Mn)	2,463	2,186	524	12.7%		370.0%		7,916	2,612	203.1%
EBITDA Margin (%)	33.3%	31.0%	23.4%	2.3 p.	p.	9.9 p.	p.	31.5%	28.2%	3.3 p.	p.

EBITDA closed 4Q12 at R$2.5 billion, growing 12.7% over 3Q12, with EBITDA margin up 2.3 p.p. in the quarter. This performance was mainly due to the increase in net revenue from the Personal Mobility, Business/Corporate and Residential segments as a result of the ongoing improvement in service levels throughout Oi’s operations and the promotion of new convergence offers, aimed at customer loyalty and sustainable revenue growth. In 2012, Oi’s pro forma EBITDA totaled R$8.8 billion, stable over 2011, even taking the non-core results into account.

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Financial Income & Debt

Table 4 – Financial Income (Oi S.A. Consolidated)

R$ Million	4Q12	3Q12	4Q11	2012	2011
Oi S.A. Consolidated
Net Interest (on fin. investments and loans and financing)	-461	-457	-39	-1,551	-65
Net FX result (on fin. investments and loans and financing)	-112	-128	-9	-484	-49
Other Financial Income / Expenses	-161	31	11	-180	42

Net Financial Income (Expenses)	-734	-554	-36	-2,216	-72

Note: 4Q11 and FY11 figures refer to the financial income of former BrT, which maintained cash reserves at the time as it was not consolidated with the remainder of the group.

Oi S.A.’s consolidated net financial income for 4Q12 amounted to a loss of R$734 million. The increase in the Other Financial Expenses line in relation to 3Q12 was mainly due to higher tax (PIS/COFINS) costs, caused by Tele Norte Celular Participações’ (TNCP) payment of interests on its own capital. Interests and FX financial results fell in the 4Q12, with the positive impact of the Brazilian Central Bank’s policy on reducing interest rates (Selic).

Debt & Liquidity

The Company’s consolidated gross debt closed 2012 at R$ 32.9 billion, a 4.7% sequential increase. Net consolidated debt was R$ 25.1 billion in the quarter, up 2.4% over 3Q12.

Fundraising to finance the Company’s investment plans included disbursements by Export Credit Agencies (ECAs) such as the Swedish Export Credit Agency (EKN) and the Finnish Export Credit Agency (Finnvera), in addition to financing from the Brazilian National Development Bank (BNDES). Amortizations over the period included (i) amortization and service to BNDES; (ii) scheduled interest payments on the 5th and 8th Debentures Issues of Oi S.A.; and (iii) Bank Credit Notes/Banco do Brasil.

Compared to total proforma debt in December 2011, the Company’s consolidated gross debt increased 10.6%, primarily due to fundraising operations (i) 5.75% Bond (US$1.5 billion); and (ii) debentures indexed to the interbank deposit rate (CDI) of R$400 million and Extended Consumer Price Index (IPCA) of R$1.4 billion. Furthermore, the Company received disbursements from BNDES (R$2 billion), in addition to those disbursed in 4Q12 mentioned above.

Foreign currency-denominated debt represented 39.1% of total debt at the end of the quarter. However, only 1.4% of the gross debt (1.9% in Sep/12 and 1.1% in Dec/11), equal to R$466 million, was exposed to currency fluctuations. It is important to mention that hedging contracts and financial investments held in a foreign currency offer protection against currency fluctuations for this portion of the debt.

The effective cost of the debt remained stable throughout 2012. At the end of the year, the debt tenor was 5 years (4.5 in 2011), maintaining the trend towards extending the debt profile established in recent quarters.

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Table 5 – Debt

R$ million	Dec/12	Sep/12	Dec/11	% Gross Debt
Debt
Short Term	2,783	2,962	4,579	8.5%
Long Term	30,088	28,425	25,140	91.5%

Total Debt	32,871	31,387	29,719	100.0%

In Local Currency	20,497	19,249	21,120	62.4%
In Foreign Currency	12,849	12,545	8,648	39.1%
Swaps	-475	-406	-49	-1.4%

(-) Cash	-7,808	-6,905	-14,092	-23.8%

(=) Net Debt	25,063	24,483	15,627	76.2%

Note: 4Q11 figures are proforma.

The gross debt amortization schedule is as follows:

Table 6 – Gross Debt Amortization Schedule

(R$ million)	2013	2014	2015	2016	2017	2018 onwards	Total
Schedule for the Amortization of
Gross Debt
Local Currency Amortization	2,438	3,093	1,554	3,675	3,974	5,764	20,497
Foreign Currency Amortization + swap	345	705	921	855	2,310	7,237	12,374

Gross Debt Amortization	2,783	3,798	2,475	4,530	6,284	13,000	32,871

Depreciation / Amortization

Oi S.A.’s depreciation and amortization expenses totaled R$1.4 billion in 4Q12, up R$72 million compared to the previous quarter, reflecting the increase in the Company’s investments in the period.

In 2012, these expenses reached R$4.6billion. Quarter-over-quarter and year-over-year comparisons were impacted by the inclusion of the results of TMAR and its subsidiaries as of February 28, 2012, with the conclusion of the group’s reorganization.

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As announced last quarter, since the completion of the corporate reorganization, the amortization of Oi S.A. (formerly Brasil Telecom S.A.) has been impacted by the fair value from the acquisition of Brasil Telecom in 2009. The Company recently filed a petition with the CVM requesting the write off of this fair value against equivalent reserves in shareholders’ equity. The petition is still under analysis by the CVM.

Table 7 – Depreciation and Amortization (Oi S.A. Consolidated):

R$ million	4Q12	3Q12	4Q11	2012	2011
Depreciation and Amortization
Total	1,398	1,326	270	4,595	1,044

Wo/ the Fair Value Effect	1,006	918	n.a.	3,231	n.a.

Note: 4Q11 and FY11 figures refer to the results of former BrT.

Net Income

Oi S.A. reported consolidated net income of R$113 million in 4Q12. In 2012, the Company’s net income was R$837 million. The fair value from the Brasil Telecom acquisition impacted net income in the amount of R$294 million in the quarter and of R$948 million in the year.

Net incomes for 4Q12 and for 2012 are not comparable to 4Q11 and 2011 because of the corporate reorganization, completed on February 27, 2012.

Should the Company’s request to CVM regarding the influence of this fair value in its current results, be approved, net profit from the fiscal year 2012 would be R$1.8 billion. Oi believes that this number more accurately describes the net profit for the period. The Company also notes that this fair value’s amortization does not have any fiscal effect.

Table 8 – Net Income (Oi S.A. Consolidated)

	4Q12	3Q12	4Q11	2012	2011
Net Income
Net Earnings (R$ Mn)	113	315	141	837	1,006
Net Margin	1.5%	4.5%	6.3%	3.3%	10.9%
Earnings per Share (R$)	0.069	0.192	0.239	0.511	1.705

Net Income without the effect of Fair Value
Net Earnings wo/ effect of Fair Value (R$ Mn)	407	588	n.a.	1,785	n.a.
Net Margin wo/ effect of Fair Value	5.5%	8.3%	n.a.	7.1%	n.a.
Earnings per Share wo/ effect of Fair Value (R$)	0.248	0.358	n.a.	1.088	n.a.

Note: 4Q11 and FY11 figures refer to the results of former BrT and do not include Telemar’s results.

February 18th, 2013	28

Investments

Table 9 – Investments

R$ million	4Q12	3Q12	4Q11	QoQ	YoY	2012	2011	YoY
Capex
Network	1,577	1,523	1,626	3.5%	-3.0%	4,772	3,890	22.7%
IT Services	82	89	136	-7.9%	-39.7%	336	286	17.5%
Others (2)	447	396	370	12.9%	20.8%	1,456	783	86.0%

Total	2,106	2,007	2,132	4.9%	-1.2%	6,564	4,959	32.4%

Note: (1) Results for 4Q11, FY12 and FY11 are proforma.

   (2) Includes the 4G license

Capital expenditures totaled R$2.1 billion in 4Q12, up 4.9% quarter-over-quarter but down 1.2% year-over-year. In 2012, investments totaled R$6.6 billion.

The Capex figures for 2012 are due to the expansion of the 2G and 3G networks, wireline data network improvements and Oi TV coverage, as well as IT system optimization, 4G license and the increase in Company-owned stores. Deserve highlight the fact that more than 70% of total investment in 2012 was related to expanding the network and improving its quality.

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Net Debt Variation

Table 10 – Net Debt Variation

R$ Million	4Q12	2012
Net Debt BoP	24,483	15,627
EBITDA	2,463	8,801
Assets in Escrow	-210	-1,753
Taxes	-331	-1,153
Capex	-1,779	-6,258
Working Capital	-611	-1,336
Net Financial Charges	-636	-2,570
Dividends/Interest on Own Capital	-87	-3,032
Corporate Restructure	0	-2,745
Non Core	610	610

Net Debt EoP	25,063	25,063

Note: 2012 figures are proforma.

Please note

The main tables in the Earnings Release will be available in Excel format on the Company’s website (www.oi.com.br/ir), at the section “Financial Information / Quarterly Reports”.

Definition of the terms used in this Earnings Release will also be available in the glossary on the Company website: http://ri.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&conta=44&tipo=43758&id=160786.

February 18th, 2013	30

Oi remains included at ISE sustainability index for the 5th consecutive year

For the fifth consecutive year, Oi was included in the ISE portfolio – Corporate Sustainability Index – of BM&FBovespa, effective from January 7, 2013. The new portfolio, which will be in effect through January 3, 2014, is composed of 51 shares of 37 companies highly committed and strategically aligned with the principles of sustainable development. They represent 16 sectors and amount to R$1.07 trillion in market capitalization, corresponding to 44.81% of total market capitalization of all companies trading on the BM&FBOVESPA. Remaining in this index represents an ongoing priority for the Company, which has been promoting efforts to build a Sustainability platform, consolidating its culture and the engagement of its suppliers, aiming to promote the continuous improvement of Oi’s practices and strategies.

Oi listed on Level 1 Corporate Governance

On December 14, 2012, Oi’s shares were listed on Level 1 of Corporate Governance of the BM&FBovespa. Since December 17, Oi’s shares were traded as part of the Special Corporate Governance Stock Index (IGC). With this initiative, the Company, besides being part of the stock indices IBRX-50, ICO2 (Carbon Efficiency Index) and the ISE (in accordance to previous item), reaffirms its commitment to continuously enhancing its Corporate Governance structure, in line with market best practices.

IR Global Rankings (IRGR) awards Oi

On November 29, 2012, Oi received three awards at the 2012 edition of the IR Global Rankings (IRGR), which recognizes best IR practices. Among Latin American companies, Oi’s IR website was recognized as one of the top five and its Online Annual Report received the “Most Improved” award as a result of the adoption of Global Reporting Initiative (GRI) guidelines as of 2011. Oi’s CFO, Alex Zornig, was also named the best CFO in Latin America, in accordance to the ranking.

Oi and Descarte Certo establish strategic partnership to build five e-waste recycling facilities

Oi established a strategic partnership with Descarte Certo, part of the Ambipar Group, aimed at collecting, managing and recycling old or end-of-life electronic devices and post-consumer products. Through this partnership, Oi will finance the construction of five recycling facilities in Brazil in exchange for the collection, disassembly and final disposal of its own waste and the waste of its suppliers, customers and employees, as well as managing the process as a whole. The five facilities will create about 5,000 direct and indirect jobs. Together, the facilities will be able to process 1,200 tons of waste per month, almost double current capacity.

Oi is the first carrier and the first private company to establish a strategic partnership for reverse logistics. The new facilities will meet Oi’s needs and will compose in Brazil an industrial park capable of processing other technological waste.

February 18th, 2013	31

Oi Board of Directors names new CEO

On January 22, 2013, the Company announced that its Board of Directors approved Mr. José Mauro Mettrau Carneiro da Cunhafor the position of CEO of Oi and its subsidiaries, replacing Mr. Francisco Tosta Valim Filho. Mr. José Mauro Mettrau Carneiro da Cunha resigned from his position as Chairman of the Board of Directors of Oi, and his alternate, Mr. José Augusto da Gama Figueira, has been appointed as his replacement.

First stage of the real estate monetization project

In addition to the notice released on December, 12, 2012, Oi has announced the rollout of the first stage of the project to monetize the real estate properties of the Company and its subsidiaries, as approved at the meetings of the Company’s Board of Directors held on September 26, 2012 and November 28, 2012. Three properties were sold for the total amount of R$299.7 million, which was fully prepaid. The Company provided the National Telecommunications Agency (Anatel) all elements necessary to determine the adequacy of the sale, which is pending before the Agency.

Minha Oi and presence on social networks

Minha Oi is the Company’s online customer service area. In the quarter, new users increased 14% over 3Q12 and 150% in the year. Minha Oi reached 4.6 million registered customers, managing about 11.2 million terminals online. Among the services offered are invoices, Oi Cartão recharge, real-time data consumption analytics, details of the Oi Pontos balance and redemption of Oi Pontos, as well as registration for Conta Online (Online invoice), which reached 448,000 registered invoices, up by approximately 350% in 2012. The results highlight Minha Oi as an important customer relations channel, offering ease of use and security. In December, the Company released the Minha Oi app for smartphones. The app features an innovative design that makes it easy for users to access self-care services on the go.

Oi reached 885,000 followers of its official profiles on Facebook, Twitter, Google+ and Orkut (an over 70% increase in the quarter), through which 83 thousand requests have been answered. The Online Sales front (e-commerce) generated around 163 thousand products sold in 2012.

February 18th, 2013	32

Oi S.A. Consolidated

Income Statement—R$ million	4Q12	3Q12	4Q11	2012	2011
Net Operating Revenue	7,389.9	7,040.6	2,238.1	25,169.2	9,245.3
Operating Expenses	-4,927.0	-4,855.0	-1,714.1	-17,252.8	-6,633.7
Cost of Services Provided	-1,682.9	-1,622.9	-515.2	-5,611.2	-2,009.4
Cost of Goods Sold	-207.3	-121.1	-5.2	-507.5	-23.8
Interconnection Costs	-1,125.5	-1,059.1	-418.9	-3,914.5	-1,711.2
Selling Expenses	-1,390.7	-1,280.4	-315.8	-4,737.8	-1,154.3
General and Administrative Expenses	-721.1	-710.4	-328.0	-2,519.9	-1,249.0
Other Operting (Expenses) Revenue, net	200.4	-61.1	-131.1	38.1	-486.0
EBITDA	2,462.9	2,185.6	524.0	7,916.4	2,611.5
Margin %	33.3%	31.0%	23.4%	31.5%	28.2%
Depreciation and Amortization	-1,398.3	-1,325.9	-270.1	-4,591.8	-1,044.2

EBIT	1,064.6	859.8	253.9	3,324.6	1,567.3

Financial Expenses	-1,048.4	-997.0	-475.6	-4,490.9	-1,477.8
Financial Income	315.0	443.4	439.9	2,275.4	1,405.9

Income Before Tax and Social Contribution	331.1	306.1	218.2	1,109.1	1,495.4

Income Tax and Social Contribution	-218.2	8.4	-77.5	-271.6	-489.6
Net Income	113.0	314.6	140.7	837.5	1,005.8
Margin %	1.5%	4.5%	6.3%	3.3%	10.9%

Outstanding Shares Thousand (ex-treasury)	1,640,028	1,640,028	589,789	1,640,028	589,789
Earnings per share (R$)	0.0689	0.1918	0.2385	0.5106	1.7052

February 18th, 2013	33

Oi S.A. Consolidated

Balance Sheet—R$ million	Dec-12	Sep-12	Dec-11
TOTAL ASSETS	77,791	78,100	31,664
Current	21,145	19,940	12,246

Cash and cash equivalents	4,413	4,608	6,005
Financial investments	2,426	1,333	1,084
Derivatives	640	876	7
Accounts Receivable	7,018	6,466	2,010
Recoverable Taxes	1,726	1,228	353
Other Taxes	1,557	1,545	783
Inventories	385	426	13
Assets in Escrow	2,068	2,197	1,651
Other Current Assets	910	1,261	339

Non-Current Assets	56,646	58,160	19,418

Long Term	16,388	18,549	12,531
.Recoverable and Deferred Taxes	4,076	6,667	4,982
.Other Taxes	738	705	179
.Financial investments	64	63	13
.Assets in Escrow	9,723	9,422	4,955
.Derivatives	349	175	0
.Financial Assets Available for Sale	906	900	0
.Other	532	616	2,402
Investments	81	79	8
Property Plant and Equipment	24,819	24,066	5,794
Intagible Assets	15,359	15,467	1,085

Balance Sheet—R$ million	Dec-12	Sep-12	Dec-11
TOTAL LIABILITIES	77,791	78,100	31,664
Current	17,067	16,374	8,619

Suppliers	4,659	4,695	1,841
Loans and Financing	3,114	3,350	1,144
Financial Instruments	310	489	26
Payroll and Related Accruals	774	705	130
Provisions	1,569	1,568	1,283
Pension Fund Provision	104	124	78
Payable Taxes	1,066	994	179
Other Taxes	2,248	1,864	1,445
Dividends Payable	626	272	308
Authorizations and Concessions Payable	1,059	1,032	132
Other Accounts Payable	1,539	1,283	2,054

Non-Current Liabilities	40,898	41,600	12,456

Loans and Financing	30,232	28,444	6,962
Financial Instruments	205	156	0
Payable and Deferred Taxes	234	2,487	0
Other Taxes	2,239	2,160	503
Contingency Provisions	4,851	5,144	3,132
Pension Fund Provision	480	446	546
Outstanding authorizations	1,099	1,080	544
Other Accounts Payable	1,557	1,682	769

Shareholders’ Equity	19,827	20,126	10,589

Controlling Interest	19,827	20,081	10,589
Minority Interest	0	45	0

February 18th, 2013	34

Relevant Information

I) CVM INSTRUCTION NO. 358, ARTICLE 12: Direct or indirect controlling shareholders and shareholders who elect members of the Board of Directors or the Fiscal Council, and any other individual or legal entity, or group of persons, acting as a group or representing the same interests, that attains a direct or indirect interest representing five percent (5%) or more of a type or class of shares of the capital of a publicly-held company, must notify the Securities Commission (CVM) and the Company of the fact, in accordance with the above article.

Oi recommends that its shareholders comply with the terms of article 12 of CVM Instruction No. 358, but it takes no responsibility for the disclosure or otherwise of acquisitions or disposals by third parties of interests corresponding to 5% or more of any type or class of its share, or of rights over those shares or other securities that it has issued.

	Capital	Treasury	TmarPart	TmarPart Shareholders (2)	Free-Float
Common	599,008,629	84,250,695	290,549,788	61,995,173	162,212,973
Preferred	1,198,077,775	72,808,066	0	441,556,694	683,713,015
Total	1,797,086,404	157,058,761	290,549,788	503,551,867	845,925,988

Note: (1) Quote as of 12/31/2012.

      (2) AG Telecom, Andrade Gutierrez, BNDES, Bratel, Funcef, La Fonte Telecom, LF TEL, Petros and Previ.

II) This report contains projections and/or estimates of future events. The projections contained herein were compiled with due care, taking into account the current situation, based on work in progress and the corresponding estimates. The use of terms such as: “projects”, “estimates”, “anticipates”, “expects”, “plans”, “hopes” and so on, is intended to indicate possible trends which, obviously, involve uncertainty and risk, with future results that may differ from current expectations. Oi takes no responsibility for transactions carried out or investment decisions taken on the basis of these projections or estimates. The financial information given is unaudited, and may be different from the final results.

Oi – Investor Relations

Bayard Gontijo	55(21) 3131-1211	bayard.gontijo@oi.net.br
Marcelo Ferreira Cristiano Grangeiro	55(21) 3131-1314 55(21) 3131-1629	marcelo.asferreira@oi.net.br cristiano.grangeiro@oi.net.br
Patricia Frajhof	55(21) 3131-1315	patricia.frajhof@oi.net.br
Leonardo Mantuano	55(21) 3131-1316	leonardo.mantuano@oi.net.br

February 18th, 2013	35

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 19, 2013

OI S.A.

By:	/s/ Alex Waldemar Zornig
Name: Alex Waldemar Zornig
Title: Investor Relations Officer